UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of March, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated March 6, 2007.	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

March 6th, 2007

TO:	Saskatchewan Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Nova Scotia Securities Commission
Autorité des marchés financiers
Ontario Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
New Brunswick Securities Commission
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Toronto Stock Exchange
Dear Sirs:

RE:	CAMECO CORPORATION
COMMON SHARES, ISIN # CA13321L1085
NATIONAL INSTRUMENT 54-101
Pursuant to the requirements of National Instrument 54-101, I am pleased to advise that our client, Cameco Corporation has set a meeting date of May 16, 2007 for its Annual and Special Meeting of Shareholders with a record date of April 3, 2007 for shareholders entitled to receive notice of the meeting.
In addition, We also advise that this notice is being provided to the New York Stock Exchange, clearing agencies and the U.S. Securities and Exchange Commission.
Yours truly,
CIBC MELLON TRUST COMPANY
“Simon Law”
Simon Law
Associate Relationship Manager